

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2020

Michael Z. Barkin
Executive Vice President and Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

> **Re: Vail Resorts, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2019**
> **Filed September 26, 2019**
> **File No. 001-09614**

Dear Mr. Barkin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services